State of Delaware
Secretary of State
Division of Corporations
Delivered 08:00 PM 03/23/2015
FILED 07:57 PM 03/23/2015
SRV 150398385 - 4243205 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT TO CERTIFICATE OF INCORPORATION OF PROGRESSIVE CARE INC.

February 26, 2015

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

1. That Article IV of the Certificate of Incorporation of Progressive Care Inc. (the "Corporation") is amended to read, in its entirety, as follows:

> The total number of shares of all classes of capital stock which the Corporation shall have the authority to issue is Five Hundred Ten Million (510,000,000) shares, of which Five Hundred Million (500,000,000) shares shall be designated as common stock, par value $0.0001 per share, and Ten Million (10,000,000) shares shall be designated as the blank check preferred stock, par value $0.00001 per share, of the Corporation.

2. That the Board of Directors of the Corporation authorized and approved the foregoing amendment by meeting held on February 26, 2015, declaring said amendment to be advisable and presented it to the stockholders of the Corporation for consideration thereof.

3. That thereafter, the holders of the majority of the total voting power of all issued and outstanding voting capital of the Corporation authorized the amendment by written consent on February 26, 2015.

4. That said amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned have executed this Certificate on this 26th day of February, 2015.

/s/ Alan Jay Weisberg
Alan Jay Weisberg
Chief Executive Officer